Exhibit 99.5

NICE Actimize SURVEIL-X Markets Surveillance Cloud Solution Selected by
Olivetree Financial to Monitor Market Abuse and Support Multiple Asset Classes

NICE Actimize brings together its advanced technology and domain expertise to improve detection of true risks and support Market Abuse Regulation (MAR)

Hoboken, N.J., August 23, 2022 – NICE Actimize, a NICE (NASDAQ: NICE) business, today announced that Olivetree Financial, a UK-based high-touch multi-asset broker that is part of Alvar Financial Services Ltd., has chosen NICE Actimize’s advanced cloud SURVEIL-X Markets Surveillance solution to deliver upon its enhanced financial crime strategy, to monitor market abuse and keep pace with regulatory change. Supporting Olivetree Financial’s objectives, NICE Actimize’s SURVEIL-X will be used to monitor more than 15 market abuse typologies.

Leveraging NICE Actimize’s SURVEIL-X Markets Surveillance, which is part of the SURVEIL-X Holistic Conduct Surveillance platform, Olivetree Financial will address regulatory obligations across multiple asset classes, including equities, fixed income, foreign exchange, futures, and options, to avoid costly fines, meet regulatory obligations and preserve their reputation. With advanced market visualization, SURVEIL-X Markets Surveillance effectively identifies potential trading abuse by displaying alerts together with market activity and firm transactions.

“NICE Actimize offers an integrated surveillance solution that will help support our business as it expands and provides different product offerings,” said Sam Ruiz, CEO of Olivetree Financial. “We believe that it offers excellent value and a significant enhancement to our existing capabilities which will enable us to refine our detection capabilities even further. With a strong track record of first-class delivery and support, NICE Actimize should be a great partner for the growing Olivetree Financial’s business.”

"NICE Actimize offers a holistic approach to markets surveillance challenges. Our cloud-based approach, with advanced analytics and out-of-the-box coverage, increases efficiency while enhancing market integrity and transparency,” said Chris Wooten, EVP, NICE. “NICE Actimize’s Markets Surveillance solution helps customers more effectively meet regulatory requirements, while demonstrating predictive, preventative compliance capabilities to regulators and investors.”

The SURVEIL-X Markets Surveillance solution incorporates fully integrated industry-leading case management capabilities, which offers efficient alert management, ad hoc investigation, and audit trail functionality.

Please visit our website for additional information on NICE Actimize’s Holistic Conduct Surveillance solutions.

About Olivetree Financial
Olivetree is an established and trusted trade execution partner for many of the largest and most sophisticated global institutional investors and hedge funds, with our core expertise in global equities and capital markets transactions. Olivetree has built core expertise combining a wealth of experience with innovative data analysis, to provide guidance and insight where clients need it most. Its event-driven team is recognized as market leaders. Olivetree provides quick-to-market detailed independent analysis of corporate events such as mergers, takeovers and restructurings, helping clients to understand and navigate complex situations.

Olivetree Financial is a trading name of Argon Financial Limited and is authorised and regulated by the Gibraltar Financial Services Commission, ref FSC1108MIF, and is subject to limited regulation with the Financial Conduct Authority in the United Kingdom, ref 597312. Registered address: 851 Europort, Gibraltar, GX11 1AA.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk, and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers’ and investors’ assets by identifying financial crime, preventing fraud, and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence, and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
With NICE (Nasdaq: NICE), it's never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world's #1 cloud-native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform – and elevate – every customer interaction. www.nice.com.

Corporate Media Contact:
Cindy Morgan-Olson, +1 646 408 5896, NICE Actimize, cindy.morgan-olson@niceactimize.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Wooten are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the "Company"). In some cases, such forward-looking statements can be identified by terms such as "believe," "expect," "seek," "may," "will," "intend," "should," "project," "anticipate," "plan," "estimate," or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company's growth strategy; success and growth of the Company's cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company's dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the "SEC"). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company's Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.